Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

03024701

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, July 17th,2003

03 JUL 21 AM 7:21

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders that up to the end of June, had a share participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.
MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

dw 7/21

FERREYROS S.A.A. 20030707 16:05:18 GFACP113

RELACION DE ACCIONISTAS

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	19,893,039	1.1000	12.291005
2	R	20157036794	IN - CARTADM	15,955,507	1.1000	9.858183
3	*	021009695	ATLANTIC SECURITY BANK	11,969,875	1.1000	7.395642
4	R	20170124449	NV -CARTADM	11,336,404	1.1000	7.004249
5	X	038013580	HORSESHOE BAY LIMITED	10,462,028	1.1000	6.464012
6	E	08191212	MONTERO ARAMBURU EDUARDO	7,962,843	1.1000	4.919879
7	R	20111691631	GONDOMAR S.A.	7,921,590	1.1000	4.894391
8	R	20143980821	HO - CARTADM	6,421,762	1.1000	3.967715
9	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	6,229,226	1.1000	3.848756
10	R	20142829551	PR - CARTADM	6,091,335	1.1000	3.763559
11	R	20171049262	INVERSIONES VARESLI S.A.	5,747,196	1.1000	3.550931
12	*	027012415	HYBISCUS CAPITAL LTD.	4,928,742	1.1000	3.045246
13	*	021015391	DUCKTOWN HOLDINGS S.A.	3,835,763	1.1000	2.369944
14	R	20119821151	INMOBILIARIA 301, S.A.	3,762,884	1.1000	2.324915
15	R	20215376916	BUSLETT S.A.	2,695,317	1.1000	1.665314
16	R	20137909813	NORTENSIA S.A.	2,660,222	1.1000	1.643630
17	R	20100047218	BANCO DE CREDITO DEL PERU	2,285,631	1.1000	1.412188
18	E	07778914	SOLANO MORALES ENRIQUE	1,430,000	1.1000	0.883532
19	*	024008385	UBS AG ZURICH	1,359,515	1.1000	0.839983
20	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,315,959	1.1000	0.813071
21	E	07270871	FERREYROS ALVAREZ-CALDERON-DE CARMEN	1,259,761	1.1000	0.778349
22	E	08243244	MONTERO MUELLE ALFONSO	1,193,639	1.1000	0.737495
2[illegible]	E	09177929	ARRARTE FERREYROS-DE VICTORIA	1,111,643	1.1000	0.686834
24	R	10072743267	FERREYROS DE LOREDO ANA TERESA	897,482	1.1000	0.554513
25	E	07272496	FERREYROS ASPILLAGA CARLOS	828,641	1.1000	0.511980
26	E	07277264	ESPINOSA BEDOYA OSCAR	817,686	1.1000	0.505211

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, July 17th,2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

Hereby we inform that the Board of Directors meeting held on July 10th, 2003 agreed to name Mr. Andreas von Wedemeyer as Director of Ferreyros ,replacing Mr. Enrique Normand Sparks.

Faithfully yours,



Mariela García
Finance Division Manager